Exhibit 1

AMENDED AND RESTATED

JOINT INSURED BOND AGREEMENT

THIS AGREEMENT, dated as of the 19th day of May, 2009, by and between the undersigned parties (which entities, together with any and all other entities hereafter included as named insureds under the Fidelity Bond (as hereafter defined) are collectively referred to as the “Parties” and singularly as a “Party”).

WITNESSETH:

WHEREAS, in accordance with subsection (f) of Rule 17g-1 of the Securities and Exchange Commission under the Investment Company Act of 1940 (the “Act”), The Phoenix Edge Series Fund, and its affiliated advisers Phoenix Variable Advisors, Inc. and Goodwin Capital Advisers, Inc., and its distributor/underwriter Phoenix Equity Planning Corporation entered into a certain Amended and Restated Joint Insured Bond Agreement dated May 19, 2009 (the “Agreement”);

WHEREAS, the Parties are each named as insureds under that certain investment company bond issued by Great American Insurance Company, bearing policy number 234-62-66-01 for policy term 9/1/2009 - 9/1/2010 (which fidelity bond, together with all endorsements and riders now or hereafter issued with respect thereto and any and all renewals thereof as well as any and all substitutions or replacements thereof shall hereinafter be referred to as the “Fidelity Bond”); and

WHEREAS, the Parties mutually desire to renew and continue the Agreement in accordance with the provisions herein below contained and to add as signatories those insureds added to the Fidelity Bond pursuant to Paragraph 3 since execution of the Agreement.

NOW, THEREFORE, the Agreement is renewed and continued with the provisions set forth below, to wit:

1.	Notwithstanding anything possibly to the contrary, the Parties mutually agree that in the event recovery is received under the Fidelity Bond as a result of a loss sustained by a registered investment company constituting a Party and one or more other insureds under the Fidelity Bond, each such Party which is a registered investment company shall receive an equitable and proportionate share of such recovery, but in no event shall such recovery be less than the amount that such affected Party would have received had it provided and maintained a single insured bond with the minimum coverage required by subsection (d)(1) of Rule 17g-1.

2.	This instrument is executed on behalf of the trustees of each of the Parties which is a trust by the trustees thereof in their capacity as such, and not individually, and the obligations of, or arising out of this instrument, are not binding upon any of such trustees or shareholder individually but are binding only upon the assets and property of said trusts.

Exhibit 1

3.	This Agreement shall be binding upon and inure to the benefit of the Parties and any and all series or portfolios thereof, as well as any and all subsidiaries, affiliates, successors and assigns of the foregoing. This Agreement shall be deemed to be automatically amended so as to include or delete Parties contemporaneously with any amendments to the Fidelity Bond including or deleting named insureds.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the day and year first above written.

The Phoenix Edge Series Fund

By:	/s/ Kathleen A. McGah
Name:	Kathleen A. McGah
Title:	Vice President, Chief Legal Officer, Counsel and Secretary

Goodwin Capital Advisers, Inc.
Phoenix Variable Advisors, Inc.

By:	/s/ John H. Beers
Name:	John H. Beers
Title:	Vice President and Secretary

Phoenix Equity Planning Corporation

By:	/s/ John H. Beers
Name:	John H. Beers
Title:	Vice President and Assistant Secretary

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